January 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Sandra Hunter Berkheimer

Ms. Sonia Bednarowski
Ms. Kate Tillan
Ms. Bonnie Baynes

Re: **CleanSpark, Inc.**
Form 10-K for the Fiscal Year Ended September 30, 2023
Filed December 1, 2023
File No. 001-39187

Dear Ms. Tillan and Ms. Bednarowski:

This letter is being furnished on behalf of CleanSpark, Inc. (the "*Company*," "*we*" or "*us*") in response to the comment received from the staff of the Division of Corporation Finance Office of Crypto Assets (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated December 18, 2023, regarding the Company's Form 10-K for the Fiscal Year Ended September 30, 2023 (the "*10-K*") (File No. 000-39187) filed on December 1, 2023.

The text of the Staff's comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff's letter. For your convenience, we have also set forth the Company's response immediately below the numbered comment.

Form 10-K for the fiscal year ended September 30, 2023
General
1.
Refer to your response to comment 5 of our March 31, 2023 comment letter. In future filings, please disclose whether the mining pools provide services only for bitcoin mining or if they are multi-crypto asset mining pools. Please also disclose the fees associated with participating in the mining pool.

Copyrighted Material Omitted

Response: The Company acknowledges the Staff's comment. The Foundry USA Pool in which CleanSpark participates does not provide services (i.e., hash computations, computing power) for mining any cryptocurrencies other than bitcoin and bitcoin cash.

Foundry charges the Company fees for its services and such fees are dependent on the hashrate that the Company are provided to the pool. The fees charged by Foundry to the Company have historically varied from 0.15%-0.19% and are based on the Company's previous quarter's hashrate. The Company anticipates a rate of 0.15% for periods subsequent to the date of this letter. The Company will disclose in future filings commencing with the quarterly report on Form 10-Q for the period ended December 31, 2023, that the Foundry USA pool, to which Company contributes its

computer power, only provides service for bitcoin mining. The Company will also disclose within its management discussion and analysis the fees charged by the mining pool operator.

2.

Refer to your response to comment 6 of our February 6, 2023 comment letter. In future filings, please disclose whether you hold any other types of crypto assets. If so, please identify the types and amount of such crypto assets, and discuss the purpose of holding the other types of crypto assets.

Response: The Company acknowledges the Staff's comment and will disclose in future filings commencing with the quarterly report on Form 10-Q for the period ended December 31, 2023 whether it holds any other types of crypto assets. The Company will also reiterate that it is the Company's strategy to solely hold or transact in bitcoin.

3.

In future filings, in your breakeven analysis comparing the cost to earn or mine one bitcoin with the value of one bitcoin, please include equipment costs in a separate row to the table or tell us why this information is not relevant.

Response: The Company acknowledges the Staff's comment. The Company does not include equipment costs (depreciation expense) in the breakeven analysis, which compares the cost to earn or mine one bitcoin with the value of one bitcoin. Depreciation is not comparable because of the timing of depreciation lives across miners so it is not typically considered in the cost to mine a bitcoin. Further, management, in analyzing its operating results, does not consider depreciation expense to be an incremental cost associated with the mining activity. This conclusion is supported by the Company's presentation in the consolidated statements of operations and comprehensive loss which separately includes a line for depreciation and amortization. The Company further clarifies this approach by denoting that depreciation and amortization is excluded from cost of revenues. Also, the Company will modify the disclosure in the management discussion and analysis to expressly indicate that the cost to mine one bitcoin, excludes depreciation expense for its miners.

Financial Statements
Consolidated Statements of Cash Flows, page F-11

4.
We acknowledge your response to comment 8. Please note that we are continuing to review your response.

> Response: The Company acknowledges the Staff's comment.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14
5.
In response to comment 5, you refer to Exhibit A and the updated Foundry USA Pool Terms and Conditions as of August 28, 2023. We note that this exhibit was not included with your response. Please file the exhibit on EDGAR as correspondence.

> Response: The Company acknowledges the Staff's comment and has attached the Foundry USA Pool Terms and Conditions as an exhibit to this correspondence, as file on EDGAR.

6.
We acknowledge your responses to comments 5 and 6. Please respond to the following and revise your disclosure in future filings to specifically address the following concerning your mining revenue recognition under ASC 606

- **In your response you told us that each 24-hour period is a contract day, which begins at 00:00:00 UTC and ends at 23:59:59 UTC. You also disclose that your contracts are terminable at any time by either party and you told us that there are no penalties for either party in case of termination. Tell us your consideration for the guidance in Examples 1 and 2 of Question 7 and of Question 8 to the FASB Revenue Recognition Implementation Q&As and whether the mining pool agreement is continuously renewed and the duration of your contracts is less than 24 hours.**

> Response: We acknowledge the Staff's comment. As contracts are terminable at any time without penalty, the contract term is shorter than a 24 hour period and is continuously renewed. As the contract payout is non-cash, the non-cash consideration should be measured at contract inception which would occur throughout the day. We consistently utilize the daily closing bitcoin price for recording revenue, and we measured the impact of the recording revenue under both the average bitcoin price and opening bitcoin price and determined impact to bitcoin mining revenue as compared to the daily closing price was less than 0.5% of total bitcoin mining revenue during each period. We will revise our disclosure to state that contracts are shorter than 24 hours in future filings.

- **Disclose, similar to your response, that the contracts are terminable at any time by either party without compensation or penalty to the other party for such termination.**

> Response: In future filings commencing with the December 31, 2023 quarterly filing, we will disclose the following "The contract with our mining pool operator is terminable at any time by either party. There are no penalties for contract termination by either party."

- **Assuming you conclude that your contracts are continually renewed, tell us whether the rate of payment remains the same upon renewal and whether your customer's option to renew represents a material right that results in a separate performance obligation as contemplated in ASC 606-10-55-42.**

> Response: Based upon the customer's terms of service, the calculation to determine rewards remains the same during each contract renewal. This would indicate the rate of payment remains the same as it is based on the calculation in the contractual agreement. The option to renew does not represent a material right that results in a separate performance obligation as contemplated in ASC 606-10-55-42 as the pricing in the renewal periods is the same as the initial contract, there are no upfront or incremental fees in the initial contract or the terms, conditions, and compensation amounts for the renewal options are at the market rates.

- **You told us that you are precisely aware of the computing power (measured in hashrate) contributed to the pool operator at any time during the contract period and at any point in time during the contract period you could calculate the daily pay-per-share earnings (step 1 of the Foundry USA Pool's Payout). As such, tell us why the block reward portion of the consideration cannot be reasonably estimated and is fully constrained. In this regard, it appears for FPPS contracts that the only variable at contract inception is the number of hashes you will perform, which is wholly in your control and would appear to be reasonably estimable.**

> Response: Although we are able to determine the computing power contributed to the pool operator at any time during the contract period, to calculate the block reward, we would require the network difficulty and the transaction fees that will be earned by the network. Based on historical data, we are able to make an estimate throughout the day; however, as the variability

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> is resolved by the following day, we record the actual revenue earned. In future filings, we plan to remove any statements related to uncertainty that revenue is fully constrained until received.

- **You told us that your performance obligation is to provide computing power services (in the form of hashrate). Tell us your consideration of disclosing your one performance obligation as a service to perform hash computations for the mining pool operator, or something similar, to align with the promise under your agreement.**

> Response: We have a single performance obligation in providing hash computations (i.e., hashing/computing power) to the mining pool operator (i.e., customer). The performance obligation of computing power services is fulfilled daily over-time, as opposed to a point in time, as we provide hashrate throughout the day and the customer simultaneously obtains control of it and uses the asset to produce bitcoin. Our customer's payout methodology is based on daily hashrate provided, which is converted into shares per day prior to being used in the full-pay-per-share model. While our miners do perform hash computations as part of their operations, we believe our performance obligation is based on the speed at which we perform hash computations.

- **Disclose, similar to your response, that your agreement utilizes the Full Pay Per Share (FPPS) payout method and summarize the nature of each component of your consideration (i.e., network block subsidies, network transaction fees, and pool operating fees). It should be clear from the disclosure whether the amounts are calculated based on expected or actual amounts. For example, we note from the agreement that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain, while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period.**

> Response: In future filings commencing with the December 31, 2023 quarterly filing, the Company plans to disclose the following: *"The Company earns revenue based on the Full-Pay-Per-Share ("FPPS") payout method, set forth by our customer. The calculation has specific components which include network block subsidies, network difficulty, network transaction fees, and pool operating fees. The network block subsidy consists of newly generated coins and comprises the largest share of the block reward. Network difficulty is the difficulty required to mine a block on the Bitcoin network, which a component in the calculation for payout. Network transaction fees consist of fees paid by the users of the network for the execution of transactions that are included in the block. Pool operating fees are fees charged by the mining pool operator in order to operate the pool. Network block*

subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily, regardless of whether the mining pool operator successfully records a block to the blockchain. Network difficulty is based on the actual difficulty to mine a block on the Bitcoin network. Network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the 24-hour period. Pool operating fees are determined by a fee rate set forth in the customer's terms of service as a percentage of the actual daily FPPS payout ."

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-

Tell us your consideration of clarifying in your disclosure, if true, that for each contract, you measure the noncash consideration using the end of the day bitcoin spot price on the date of contract inception and recognize the noncash consideration on the same day that control of the contracted service transfers to the mining pool operator (i.e., the customer), which is the same day as contract inception.

Response: In future filings, we will clarify that we measure the noncash consideration (i.e., bitcoin) using the end of the day spot price based on the date where computing power was provided. Although this price may be different from contract inception price, which would occur throughout the day, we have determined the change in price would not result in a material difference as denoted in bullet one. In future filings commencing with the quarterly report on Form 10-Q for the period ended December 31, 2023, we will revise our disclosure to clarify that end of day spot price is not materially different from using the price at the inception of each contract.

<u>Bitcoin, page F-17</u>
7.
We acknowledge your response to comment 10 and your disclosure on page F-17. As noted in your response, the definition of a current asset in the FASB Master Glossary refers to a reasonable expectation of realization. Your response and disclosure refer to your intent. Please revise your disclosure in future filings to state, if true, that your bitcoin holdings are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of your business.

Response: In the Company's future filings, the Company will enhance its disclosure in the Summary of Significant Accounting policies regarding the classification of bitcoin as a current asset to state that bitcoin holdings are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the Company.

8.

We acknowledge your response to comment 11. You told us that you perform the impairment analysis of bitcoin at the end of each reporting period through a "look-back" based on the bitcoin held at each reporting period end to determine any impairment based on the lowest intraday price during the reporting period. It appears that you adopted this policy after December 31, 2022. Prior to January 1, 2023, you based your quarterly impairment analysis on the lowest daily closing price. Please address the following:

•

We note that ASC 350-30-35-19 states that if the carrying amount exceeds fair value then the entity shall recognize an impairment loss equal to that excess. Also, per ASC 350-30-35-18, the test is annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Tell us why you believe that anytime the market price is below carrying value is not an event or circumstance that indicates it is more likely than not that the asset is impaired.

Response: We acknowledge the Staff's comment. We determined we would utilize the daily intraday low price for bitcoin held as this treatment ensures the balance sheet is appropriately reflected and provides investors with information that reflects the underlying economics of the asset. We have analyzed the intraday lows for bitcoin held at period end for all balance sheet periods from March 31, 2023 and earlier, and determined that the impact to the balance sheet and Net Income would not be material. Additionally, for each period after March 31, 2023, there was no impact to the balance sheet, since the bitcoin held at each reporting period end was recorded at the impairment value of the low intraday Coinbase price. We have elected this accounting treatment as it provides investors with decision-useful information and represents

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the underlying economics and financial position of our bitcoin. Additionally, in our future filings commencing with the December 31, 2023 quarterly filing, we are planning to early adopt ASU 2023-08 which states that *"An entity shall measure crypto assets at fair value in the statement of financial position."* Therefore we will be adjusting our accounting policy for the valuation of bitcoin as of October 1, 2023.

•

Further, ASC 350-30-35-18B requires assessment of all relevant events and circumstances that could affect the significant inputs to fair value. We note that a market price would be a significant input and a market price below carrying value would indicate more likely than not that an impairment exists. Per ASC 350- 50-35-20, a subsequent reversal of a previously recognized impairment loss is prohibited. Tell us how you considered whether your policy of only considering impairment on a quarterly basis is consistent with this guidance since you would be ignoring any impairments that occur during the quarter.

Response: We record our bitcoin impairment based on the daily intraday low price for all bitcoin held at period end. The impairment calculation is a fully daily impairment that would capture all impairments related to bitcoin held at period end. To the extent that an impairment loss is recognized, the loss establishes the new costs basis of the digital asset. We have performed this calculation on a quarterly basis as this ensures the balance sheet is correctly stated. This is to provide investors with information that represent the underlying economics of our assets and to ensure our financial position is appropriately stated. We have also prepared an analysis whereby we have determined the impact to Net Income utilizing the intraday low for bitcoin held at period end and determined the change would be an immaterial impact to Net Income. Additionally, in our future filings commencing with the quarterly report on Form 10-Q for the period ended December 31, 2023, we are planning to early adopt ASU 2023-08 which states that "*An entity shall measure crypto assets at fair value in the statement of financial position.*" Therefore we will be adjusting our accounting policy for the valuation of bitcoin as of October 1, 2023.

-

In your application of ASC 350-30-35-18B, tell us at what point impairment occurs, if not whenever the fair market value is below the carrying amount.

Response: Our accounting policy for determining if there is an impairment related to its bitcoin holdings is measured on the daily intraday low price of bitcoin related to bitcoin held. We have determined this is representative of the underlying economics of our assets held. We performs this calculation on a quarterly basis as this ensures the balance sheet is correctly stated and has an immaterial impact to overall net income. However, in our future filings, we are planning to early adopt ASU 2023-08 which states that "*An entity shall measure crypto assets at fair value in the statement of financial position.*" Therefore we will be adjusting our accounting policy for the valuation of bitcoin as of October 1, 2023.

-

Tell us how timing only at quarter end is relevant to the analysis of determining whether or not impairment exists.

Response: We have determined that quarter end is relevant to users of the financial statements as it demonstrates the lowest closing cost for bitcoin held based on the First In-First Out ("FIFO") method. Any bitcoin held as of period end would be revalued to its lowest close price since the Company received the bitcoin. This would ensure that the balance sheet is appropriately stated. Additionally, in our future filings, we are planning to early adopt ASU 2023-08 which states that "An entity shall measure crypto assets at fair value in the statement of financial position." Therefore we will be adjusting our accounting policy for the valuation of bitcoin as of October 1, 2023.

•

You told us that you account for your bitcoin as a single unit of accounting but you also disclose that you use the FIFO method to account for gains and losses on sales and exchanges. Explain to us how you determined the initial carrying value of your bitcoin (or fraction thereof), the steps you took when performing your quarter end impairment analysis as of June 30, 2023, how you calculated the total amount of the impairment charge of $1,017,000, how you determined the subsequent carrying value of each bitcoin (or fraction thereof), and how you then determine gains and losses on sales and exchanges of bitcoin.

Response: The Company records bitcoin activity on a daily basis using the FIFO method to track costs. The bitcoin mined each day is recorded at the closing Coinbase price and is maintained for that group of bitcoin mined on such day. When sales of bitcoin are transacted by the Company, gains/losses are recorded based on difference between the proceeds from the sale and the cost of the oldest bitcoin held as of such day. If such bitcoin was mined in a prior quarter, then such bitcoin is measured as of the lowest quoted bitcoin price during the current such measurement period. Alternatively, if such bitcoin was mined AND sold during the same reporting period, then the gains/losses are recorded based on the value of such coin on the date it was mined. At the end of such quarter, if the bitcoin mined during the quarter is held at the end of such quarter, then that bitcoin is subjected to impairment measurement and recorded at the lowest quoted price during such measurement period. The impairment charge recorded at the end of each quarterly period is the amount recorded to adjust the bitcoin held at the end of each quarter to the lowest quoted bitcoin price for each daily tranche of bitcoin.

The June 30, 2023 year-to-date impairment charge of $1,017,000 represents the accumulation of the quarterly impairment charges recorded through the year of $83,000, $194,000, and $740,000 for the quarters ended at each of the December, 31, 2022, March 31, 2023 and June 30, 2023, respectively.

The Company does recognize that bitcoin prices are volatile and intraday low quoted prices represent the primary evidence of an impairment indicator. However, the Company had historically sold bitcoin on a consistent basis and considered the recognized sale proceeds of the bitcoin in the same reporting period to be an alternative indication of fair value. Therefore, if a bitcoin mined or held during the reporting period was sold, that subsequent sale price was determined as the better source of evidence. The Company does recognize the importance of presenting bitcoin at each balance sheet reporting period at the lowest quoted bitcoin price and for the each of the balance sheet of June 30, 2023 and thereafter, bitcoin has been presented in accordance with ASC 350.

- **In your response, you told us that in your review of the five indicators in ASC 350- 30-35-24, none of them apply to your bitcoin. Explain to us further how you considered ASC 350-30-35-24 (b) and (c) and determined that these do not apply since we note that you do sell your bitcoin separately.**

Response: As we are able and do sell our bitcoin separately, we have determined that each daily tranche of bitcoin earned does represent an individual unit of account. We evaluate impairment for each bitcoin tranche, as each tranche is at the same price and earned on the same day.

9.

With respect to the materiality analysis you provided in your response to comment 11 and your response to comment 12 that address your impairment calculation and your use of NASDAQ.com values, please address the following:

- **Tell us the nature and amount of each adjustment included in the analysis. Explain how you determined the adjusted amounts.**

Response: The Company tracks its bitcoin and related pricing through a FIFO based analysis with the value of all bitcoin mined on a particular day being valued at the closing price of such day. As described previously, the value of the daily bitcoin was valued based on Nasdaq.com closing price through December 31, 2022 and based on the closing bitcoin price from Coinbase for periods subsequent to December 31, 2022. The analysis also tracks bitcoin sold and provided for services and assigns the carrying amount of the bitcoin based on the FIFO basis, such that the value of the oldest bitcoin is assigned to the transaction. The analysis is updated throughout the full quarterly reporting period. Then, at the end of each quarter, an impairment test is performed to revalue each bitcoin held as of the period end, based upon the lowest quoted price from Coinbase during the period in which the bitcoin was held.

In performing such analysis, the Company is properly recording the value of the intangible asset. The adjustment to the overall carrying amount of the bitcoin under the impaired value is compared to the overall carrying amount of bitcoin on the quarter end, and an impairment charge is recorded to the Consolidated Statement of Operations and Comprehensive loss. As, noted previously, the impairment calculation for the quarters ended March 31, 2023 and thereafter, the Company utilized the low closing price of the bitcoin as reported by Coinbase and for periods ended December 31, 2022 and prior, the Company was utilizing the low closing price of bitcoin as reported by Nasdaq.com. The

Company performed an analysis to evaluate the impact to (1) bitcoin mining revenue, (2) other impairment expense (related to bitcoin), (3) realized (gain) loss on sale of bitcoin and (4) net income of modifying valuing all transactions to using Coinbase as the primary market and utilizing the intraday low quoted price for impairment.

"Revenue - (Overstated)/ Understated" - The Company utilized daily bitcoin closing price quotes from Nasdaq.com for its revenue recognition for periods prior to January 1, 2023. The Company recalculated the bitcoin mining revenue for the fiscal years ended September 30, 2022 and 2021 and for the quarter ended December 31, 2022 utilizing daily bitcoin closing price from Coinbase (the Company's primary market) and compared the amounts to determine the impact to revenue. The amount reflected in the response to question 11 reflects the impact there would have been to bitcoin mining revenue of using Coinbase prices instead of Nasdaq.com prices of ($18,301), $191,787 and ($5,167) for the fiscal years ended September 30, 3021, September 30, 2022 and the quarter ended December 31, 2022, respectively, which as a percentage of reported revenues is (0.05%), 0.15%, and (0.02%), respectively.

The Company then rolled forward the bitcoin carrying amounts for bitcoin mined in the FIFO cost analysis to evaluate the impact to gain (loss) on sale of bitcoin and other impairment expense (related to bitcoin) using the same process as described earlier.

"Impairment Charge - Adj for Coinbase" - Within in the new bitcoin FIFO analysis using Coinbase pricing for revenue, the Company utilized the period ending bitcoin quantity and "repriced" each bitcoin to the intraday low bitcoin price during the period in which each bitcoin was held. The recalculated price of bitcoin held at the end of the period was compared to the carrying amount and a revised impairment charge was calculated. This adjusted other impairment expense (related to bitcoin) under the revised FIFO analysis was compared to the other impairment expense (related to bitcoin) reported in the Company periodic reporting. Hence, the "Impairment Charge - Adj for Coinbase" line in the August response letter of ($8,379,140), ($15,182,700), and ($125,941) for the fiscal years ended September 30, 2021 and 2022 and for the quarter ended December 2022, respectively, represents the newly calculated impairment charge, which was then compared to the impairment charge reported in external financial reports and the resulting "Understatement" in the response is the additional impairment charge at each period end that would have been recorded.

"Gain (loss) on sale - Adj for Coinbase" - The Company substituted the new carrying amount of bitcoin as calculated in the adjustment to bitcoin mining revenues above and recalculated the realized (gain) loss on sale of bitcoin.

"Net Impact (Overstated) / Understated" - This adjustment reflects the net of all the adjustments reflected in the above categories during the applicable periods.

-

If applicable, tell us the dates when you made changes to your accounting policies.

Response: The Company can confirm that effective January 1, 2023, the Company began utilizing Coinbase for all bitcoin transactions, including using the daily closing price for bitcoin mining revenue recognition and measuring bitcoin impairment.

However, the Company continued utilizing the low closing bitcoin price from January 1, 2023 through March 31, 2023 for calculating bitcoin impairment and began utilizing the intraday low bitcoin price from Coinbase for calculating bitcoin impairment for all periods beginning after April 1, 2023.

-

Revise future filings to include adjustments for income taxes, if any, as a result of the adjustments.

Response: The Company acknowledges the Staff's comment and can confirm that the adjustments reflected in question 11 were not recorded to the financial statements and were included merely for evaluation under SAB 99. Additionally, had the entries been recorded, there would have been no income tax provision impact based on the zero effective income tax rate during such periods (which tax rate would not have been affected).

-

Tell us how you determined that the adjustments, both individually and in the aggregate, were not material. Refer to SAB Topic 1.M.

Response: In assessing whether the adjustments were material to the Company's financial statements, management has applied the guidance set forth in SEC Staff Accounting Bulletin Topic 1.M, Assessing Materiality ("SAB 99") and FASB ASC Topic 250, Accounting Changes and Error Corrections. SAB 99 focuses on the circumstances under which companies and their auditors might have concluded an adjustment was immaterial based solely on a quantitative analysis that showed the error did not exceed a particular threshold and notes that quantifying the error is only the beginning of the materiality analysis.

Under SAB 99, Topic 1.M, the SEC staff indicated that a quantitative analysis would be insufficient to conclude that an error was immaterial and set forth its belief that quantitatively small misstatements may be material when considering a number of qualitative factors.

In considering the preliminary quantification of the errors, management notes that the adjustments to revenues (using closing prices from Coinbase rather than Nasdaq.com) for any of the years ended September 30, 2021 and 2022 or the quarter ended December 2022 of $18,301, $191,787, and $5,167, respectively do not exceed $1.3 million and as a percentage of reported revenues were (0.05%), 0.15%, and (0.02%), respectively. Management does not believe that the amounts of any of the adjustments are quantitatively material. However, as required by SAB 99, management noted that an analysis of qualitative factors is necessary to determine whether the error would have "significantly altered the 'total mix' of information made available" to a "reasonable investor."

SAB 99 provides the following qualitative factors to be considered in completing a materiality analysis (with management's assessment of those factors following each factor):

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- *Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.* The error results from an incorrect application of the literature applicable in ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value. Effectively, the Company has now determined that ASC 350-30-35-19 calls for the intraday low price of bitcoin to be utilized in calculating impairment of the Company's bitcoin held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired. The Company had previously selected the daily closing price to measure bitcoin impairment, which was not arbitrary, and therefore was objective. The misstatement arose from an item capable of precise measurement and was not an estimate.

- *Whether the misstatement masks a change in earnings or other trends.* Management notes that the Company's loss from continuing operations before taxes and net loss has fluctuated significantly from year to year and quarter to quarter, largely due to increases in the quantity of bitcoin mined and the prices of bitcoin, which are highly volatile. The Company reported GAAP net loss for each of the three months ended December 31, 2022 and the fiscal years ended September 30, 2022 and 2021. Based on its analysis of the annual and quarterly results, management does not believe the misstatement masks a change in earnings or other trends that are important to investors.

- *Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.* Management notes that analyst expectations (as well as the reporting of the Company's historical operating results) in analyst research reports are consistently based on the Company's bitcoin mining revenue, gross margins, non-GAAP adjusted EBITDA and hashrate.

Based on review of analyst reports, key metrics from analyst reports include revenue, gross margins and non-GAAP adjusted EBITDA. The misstatements on the revenue and impairment calculations of bitcoin do not impact the most significant expectations of analysts and investors.

-

Whether the misstatement changes a loss into income or vice versa. The misstatement of the other impairment expense (related to bitcoin) did not change a loss into income or vice versa for the three-month period ended December 31, 2022 or either of the fiscal years ended September 30, 2022 and 2021.

-

Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The misstatement did not have the effect of increasing management's compensation in either 2022 or 2021. The Company awards bonuses or other forms of incentive compensation based on growth in the Company's hashrate and achieving non-GAAP adjusted EBITDA targets. Specifically, the other impairment charges (related to bitcoin) and realized gain on sale of bitcoin are excluded from all incentive compensation metrics.

Based on its assessment of the quantitative and qualitative factors, management concludes the overstatement of bitcoin and the understatement of other impairment expense (pertaining to bitcoin) are not material to the Company's financial condition as of December 31, 2022, September 30, 2022, and September 30, 2021 or its results of operations for the three-month and fiscal years then ended, respectively.

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Financial Statements
Property and Equipment, page F-20
10.
We acknowledge your response to comment 9. Your response provided information for only the three months ended March 31 and June 30, 2023. Please update to tell us your response specifically addressing the quarter ended December 31, 2022 as we note that the price of bitcoin declined during that period to a low of approximately $15,460. Further, tell us whether the adverse changes in business climate during the quarter ended December 31, 2022, including decreases in the market price of miners, indicated that an impairment triggering event had occurred. Refer to ASC 360-10-35-21(a). Tell us the average revenue and cost of revenue for each bitcoin mined during the quarter ended December 31, 2022.

Response: The Company generates and earns bitcoin through its mining operations, which is our sole operating segment. As outlined in ASC 360-10-35-23, an asset group is the grouping of assets and liabilities that represents the lowest level of identifiable cash flows that are largely independent of the cash flows of other groups of assets and liabilities. As the Company's operations consist of assets that serve a common purpose and are related as part of the overall operational process, having a similar nature, or being subject to the management oversight and cost structure, the operating segment is determined to be the lowest level of identifiable cash flows and therefore, the asset group under ASC 360. As miners do not have individual cash outflows and are operated as a fleet with an overall cost/expenditure structure, the Company has determined they do not meet the definition of an asset group under ASC360.

During the three months ended September 30, 2022, the Company performed a quantitative impairment test of it's long lived assets. As outlined in ASC 360, the Company performed the Step 1 test of long-lived assets to determine whether the carrying amount of the long-lived asset (asset group) is recoverable. The Company prepared a detailed estimate of the asset group's mining output, a calculated estimate of the related required costs to mine and a forecast of bitcoin prices over the period of life of the asset group to determine the estimated undiscounted cash flows of the asset group. Based on this estimate, the undiscounted cash flows of the asset group exceeded the carrying value of the asset group and therefore, the long-lived asset values recorded were determined to not be required to be impaired.

As part of the reporting process for the three months ended December 31, 2022, the Company evaluated ASC 360 impairment considerations and noted that bitcoin prices declined during the period. The Company noted that this decline was consistent with the price range anticipated in bitcoin prices in the forecast used in the Step 1 recoverability test at September 30, 2023. The average price estimated in the December 2022 quarter in the impairment analysis was $20,225 as compared to the average revenue for one bitcoin of $18,130. This decline was not considered a change in the market price of bitcoin that would indicate a triggering event of impairment as of December 31, 2022 as significant fluctuations in bitcoin price were already anticipated and included in the Company's passing recovery test assumptions the previous quarter. There were no other changes in expected future cash flows that would indicate that the carrying amount may not be recoverable.

The average revenue of each bitcoin mined and weighted average cost of mining one bitcoin for the quarter ended December 31, 2022 was $18,130 and $13,221, respectively. Such amounts will be disclosed in the Company's management discussion and analysis for the future quarterly filing for the period ended December 31, 2023.

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We appreciate the Staff's time and attention and we hope that the foregoing has been responsive to the Staff's comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at 702-989-7692 ext. 700 or Mark D. Wood of our counsel Katten Muchin Rosenman LLP at 312-902-5493 or mark.wood@katten.com at your convenience.

Sincerely,

/s/ Gary A. Vecchiarelli

Gary A. Vecchiarelli

Chief Financial Officer

cc: Mark D. Wood
Katten Muchin Rosenman LLP


EXHIBIT 1


Foundry USA Pool Terms of Service

Effective as of August 28, 2023

The ownership and operation rights of the services provided by the Foundry USA Pool ("Pool") are owned by Foundry Digital LLC ("Foundry"). The Foundry Terms of Service specified herein ("Terms"), along with Foundry's Terms and Conditions ("Conditions"), Privacy Policy ("Privacy Policy") and Foundry USA Pool's Payout Methodology ("Pool's Payout Methodology") are the relevant rights and obligations required to be read and accepted by anyone that shall access and/or use the Pool ("User").

By accessing and using the Pool, User accepts and agrees to the Terms, Conditions, and Privacy Policy (collectively, the "Service Agreement"). As the operator of the Pool, Foundry shall provide a mining Pool Service (as defined below) to User under the Service Agreement.

User agrees that Foundry will have the right to modify the Service Agreement at any time without prior notice. Further, User agrees to be solely responsible for reviewing the Service Agreement and/or any modifications thereto. If User does not agree to the Service Agreement and/or any of its modifications, then User shall cease to use and will not be allowed further access to the Pool and Service.

1.
Foundry Terms and Conditions
a.
Foundry's Terms and Conditions ("Conditions") are available at
https://foundrydigital.com/terms-and-conditions.
2.
Privacy and Protection
a.
Foundry places great importance on the protection of User's personal information. When using the Pool and Service provided by Foundry, User agrees

that Foundry will collect, store, use, disclose and protect User's personal information in accordance with the Privacy Policy , available at https://foundrydigital.com/privacy-policy.

3.

Pool's Payout Methodology

a.

Foundry USA Pool's Payout Methodology ("Pool's Payout Methodology") is available at https://pool-faq.foundrydigital.com/what-is-foundry-usa-pools-payout-methodology.

4.

Definitions

a.

For purposes of this Service Agreement, all capitalized terms that are not otherwise defined herein shall have the meanings set forth in the Pool's Payout Methodology.

5.

Services

a.

Foundry uses its own system, through the Internet and other means to provide User with a digital currency mining Pool and other services/products that may be added based on the Pool site ("Service"). For the avoidance of doubt, the Pool and Service shall not include wallet or custodial services from Foundry to User.

b.

User shall be responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.

c.

User hereby authorizes Foundry to be fully responsible for disposal and distribution of the profit from such value-added Service.

d.

Foundry reserves the right to modify, suspend, interrupt, and/or terminate the Service at any time without informing User and without liability to User or any third party not directly related.

6.

User Rights and Obligations

a.

Prior to entering and using the Pool and Service, User agrees it must first successfully complete the client onboarding process required by Foundry.

b.

User agrees to provide legal, true, accurate and detailed personal information to Foundry, and update such information as needed.

c.

User shall comply with all applicable laws, rules, and regulations including, but not limited to, those related to the use of the Pool and Service.

d.

User acknowledges and agrees that it is using the Pool and Service at its own risk.

e.

In the event User's access and/or rights to the Pool and Service have been discontinued for any reason, then User is solely responsible for settling the remaining balances left in its account. Foundry shall use commercially reasonable efforts to assist User with settling any remaining balances in User's account.

f.

For the avoidance of doubt, Foundry shall not be responsible or liable to User

for any balances remaining in User's account three (3) months after User's access and/or rights to the Pool and Service have been discontinued (regardless of whether the balances were left in User's account intentionally).

7.

Third Party Services

a.

If User provides services to any third parties who may benefit, whether directly or indirectly, from payments under this Agreement, User agrees to notify Foundry: (a) at the time of the client onboarding process; and (b) immediately upon any changes to the offering of third-party products and services. Furthermore, User agrees to provide any necessary information and documentation to cause Foundry to perform any necessary due diligence on third parties, at Foundry's sole discretion.

8.

Confidentiality

a.

User agrees not to disclose any Confidential Information from the Pool and/or Service. "Confidential Information" includes (but is not limited to) information regarding Foundry's Pool, Service, documentation, software, trade secrets embodied therein and any other written or electronic information that is either (i) marked as confidential and/or proprietary, or which is accompanied by written notice that such information is confidential and/or proprietary, or (ii) not marked or accompanied by notice that it is confidential and/or proprietary but which, if disclosed to any third party, could reasonably and foreseeably cause competitive harm to the owner of such information.

b.

Confidential Information shall not include information which is: (i) publicly available, (ii) lawfully obtained by a party from third parties without restrictions on disclosure, or (iii) independently developed by a party without reference to or use of the Confidential Information.

c.

If the User is requested or required (by deposition, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process, hereinafter "Legal Demand") to disclose any confidential information of Foundry, then, to the extent User is permitted under applicable law or regulation, it shall provide Foundry with prompt written notice of such request(s), and provide commercially reasonable assistance to Foundry in obtaining a protective order preventing or limiting the disclosure or requiring that the confidential information of Foundry so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued. User agrees that, in the event Foundry is unsuccessful in obtaining such protective order, that User shall only disclose the minimum amount of information required to satisfy such Legal Demand.

d.

SOC Report- For the avoidance of doubt, the service organization controls report ("SOC Report") shared with User by Foundry shall be considered "Confidential Information" as defined herein, and as such, User agrees not to disclose the SOC Report to any third-party (regardless of whether or not such third-party is separately a user of the Pool and/or Service) without the prior and express written consent of Foundry. For purposes herein, a "third party" shall not include User's affiliates, subsidiaries, officers, directors, employees, contractors, attorneys, accountants, bankers or consultants ("Authorized Representatives") with a need to know of such SOC Report, provided, however, that such Authorized Representatives shall be under an obligation of confidentiality and non-use of the SOC Report at least as strict as set out in this Agreement.

9.

Payouts to Users

a.

The Daily Earnings of each User is calculated and paid in accordance with the Pool's

Payout Methodology:

i.

Bitcoin (BTC)- The Pool shall issue payments using the Full-Pay-Per-Share (FPPS payout scheme, where the User shall receive the expected value from the block reward plus the transaction fee reward.

ii.

Bitcoin Cash (BCH)- The Pool shall issue payments using the Pay-Per-Share (PPS) payout scheme, where the User shall receive the expected value from the block reward.

iii.

Disruption in Service- Foundry may, at its sole discretion, offer User payment or credits in the event of a disruption in Service.

b.

User is entitled to compensation regardless of whether the Pool successfully records a block to the Bitcoin blockchain.

10.

Pool Fees

a.

Foundry reserves the right to charge the User pool fees at any time, in accordance with <u>Exhibit A</u> of the Terms. Further, Foundry may update <u>Exhibit A</u> of the Terms in its sole and absolute discretion, and in such event, shall make commercially reasonable efforts to notify User prior to any such updates.

11.

Contract Term and Termination

a.

User's access and usage rights to the Pool and Service shall commence upon the successful completion by User of the client onboarding process required by Foundry (the "<u>Commencement Date</u>") and continue until 23:59:59 UTC on the Commencement Date and shall automatically be renewed for successive 24-hour periods (the period between 00:00:00 UTC and 23:59:59 UTC) (each, a "<u>Contract Day</u>") unless terminated in accordance with the Terms set forth herein (the "<u>Contract Term</u>"). For avoidance of doubt, (i) User's access and usage rights to the Pool and Service are not contingent on delivering any minimum amount of User hashrate to the Pool during any Contract Day of the Contract Term and (ii) User is not bound to continue using the Pool in accordance with any other agreement with Foundry.

b.

User's access and usage rights to the Pool and Service may be terminated for any reason, without penalty, by either Foundry or User by providing one Contract Day's prior written notice to the other party.

c.

Further, Foundry may, at its sole discretion, limit, suspend or terminate User's access to

the Pool and Service if:

iv.

User becomes subject to bankruptcy/insolvency proceedings;

v.

User liquidates, dissolves, terminates, or suspends its business;
vi.
User breaches this Service Agreement; or
vii.
User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.
12.
Force Majeure
a.
Foundry shall not be liable for any non-performance of its obligations pursuant to the Service Agreement if such non-performance is caused by a Force Majeure event. In case of a Force Majeure event, Foundry has the right to suspend or terminate its services immediately under the Service Agreement.
b.
"Force Majeure" events shall mean any event or circumstance, or any combination of events or circumstances which are beyond the control of Foundry. Such events or circumstances shall include, but are not limited to events or occurrences that delay, prevent or hinder Foundry from performing such obligations, war, armed conflict, terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots,

insurrections, civil commotions, quarantine restrictions, epidemics, pandemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, and regulatory, administrative or similar action or delays to take actions of any governmental authority.

EXHIBIT A: FOUNDRY USA POOL FEES

***

Pricing tiers are assessed quarterly and are calculated based on the prior quarter's average hashrate to determine the following quarter's pricing tier. The average quarterly hashrate is calculated by summing the daily hashrate (as recorded by Foundry USA Pool in Daily Statistics) for the given quarter (excluding the lowest 30 days***) and dividing it by the number of remaining days in the quarter. Hashrate is calculated at the Group level, meaning all subaccounts within a group are considered in the calculation. It may take up to 10 business days into a quarter for a fee to be adjusted. ***Exclusion of the lowest 30 days does not apply within the first quarter of a Group joining the Foundry USA Pool.